SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON UK AIRPORTS TO LIMIT PRE-FLIGHT ALCOHOL SALES ESPECIALLY DURING FLIGHT DELAYS

Ryanair, Europe's No. 1 airline, today (14 Aug) called on UK airports to take necessary measures to prevent excessive alcohol consumption, in the wake of increased disruptive behaviour from passengers travelling from British airports.

The CAA reported a 600% increase in disruptive passenger incidents in the UK between 2012 and 2016 with most "involving alcohol" and Ryanair urged the airports to take more responsibility for this safety issue by:

●
Banning the sale of all alcohol in bars and restaurants before 10am.
●
Introducing the mandatory use of boarding cards when purchasing alcoholic drinks in bars and restaurants (in the same way a boarding card is needed for airport purchases) and limiting the number of drinks per boarding pass to a max of two.
●
Controlling the sale of alcohol in bars and restaurants to passengers during flight delays by limiting the number of drinks per boarding pass to a max of two.

Ryanair has already taken a number of measures to prevent disruptive behaviour on its UK flights, and customers are not permitted to consume their own duty-free purchases on board. Customers flying from Glasgow Prestwick and Manchester to Alicante and Ibiza are no longer permitted to bring duty free alcohol on board the aircraft, and those who have purchased duty free alcohol will be asked to put it into the hold or leave their purchases behind.

Ryanair's Kenny Jacobs said:

"It's completely unfair that airports can profit from the unlimited sale of alcohol to passengers and leave the airlines to deal with the safety consequences. This is a particular problem during flight delays when airports apply no limit to the sale of alcohol in airside bars and restaurants. This is an issue which the airports must now address and we are calling for significant changes to prohibit the sale of alcohol at airports, particularly with early morning flights and when flights are delayed.

As the largest airline in Europe, Ryanair's number one priority is the safety of our customers, crew and aircraft and we operate strict guidelines for the carriage of customers who are disruptive or appear to be under the influence of alcohol. Given that all our flights are short-haul, very little alcohol is actually sold on board, so it's incumbent on the airports to introduce these preventative measures to curb excessive drinking and the problems it creates, rather than allowing passengers to drink to excess before their flights."

ENDS

For further information

please contact:	Robin Kiely	Piaras Kelly
	Ryanair DAC	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789 333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 August, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary